Exhibit 99.1

Name and Address of Reporting Person:	Pratik Desai
c/o Bardin Hill Investment Partners LP
477 Madison Avenue, 8th Floor
New York, NY 10022

Issuer Name and Ticker or Trading Symbol:	NextDecade Corporation [NEXT]

Date of Event Requiring Statement
(Month/Day/Year):	January 28, 2019

Footnotes to Form 3

(1) Represents 1,819,671 shares directly held by Halcyon Energy, Power & Infrastructure Capital Holdings LLC (“HEPI”) (including 78,322 shares issuable pursuant to the that certain Agreement and Plan of Merger, dated April 17, 2017, by and among Harmony Merger Corporation, Harmony Merger Sub, LLC, NextDecade, LLC and certain members of NextDecade, LLC and entities affiliated with such members (the “Merger Agreement”) upon the satisfaction of certain milestones), 4,272,893 shares directly held by HCN LP (“HCN”) (including 182,698 shares issuable pursuant to the Merger Agreement upon the satisfaction of certain milestones), 2,759,968 shares held directly held by Halcyon Mount Bonnell Fund LP (“Mount Bonnell”) (including 118,790 contingent shares issuable pursuant to the Merger Agreement upon the satisfaction of certain milestones), 676,257 shares directly held by First Series of HDML Fund I LLC (“HDML”) (including 28,544 shares issuable pursuant to the Merger Agreement upon the satisfaction of certain milestones), and 329,411 shares directly held by Bardin Hill Event-Driven Master Fund LP (“Bardin Hill Master Fund”).

(2) HCN GP LLC is the general partner of HCN.  Bardin Hill Fund GP LLC is the general partner of Mount Bonnell and Bardin Hill Master Fund and the investment member of HDML. Bardin Hill Investment Partners LP (“Bardin Hill Partners”) is the investment manager for each of Mount Bonnell, HCN, HEPI and HDML. Pratik Desai is one member of four-person investment committee of Bardin Hill Partners who has individual decision-making authority with respect to the Issuer’s securities and is deemed to be a director by deputization of the Issuer.

(3) Subject to certain adjustments as specified in the Certificate of Designations, filed by Bardin Hill Partners as Exhibit 3 to Amendment No. 4 to Schedule 13D on August 13, 2018 (the “Certificate of Designations”).

(4) The Issuer has the option to convert all, but not less than all shares of Series A Preferred Stock into shares of Common Stock at a conversion price of $7.50 per share, subject to adjustments, on any date on which the volume weighted average trading price of Common Stock for each trading day during any 60 of the prior 90 trading days is equal to or greater than 175% of $7.50 per share, subject to adjustments and certain terms and conditions, pursuant to the Certificate of Designations. The Issuer must convert all shares of Series A Preferred Stock into shares of Common Stock at a conversion price of $7.50 on the earlier of (i) 10 business days following a FID Event (as defined in the Certificate of Designations) and (ii) August 9, 2028, in each case, subject to adjustments, including for dividends, as specified in the Certificate of Designations.

(5) Convertible initially into 227,867 shares of Common Stock, which represents: 21,200 shares issuable to Bardin Hill Master Fund upon conversion, 141,467 shares issuable to HCN upon conversion, and 65,200 shares issuable to HDML upon conversion, in each case, subject to adjustments as specified in the Certificate of Designations.

(6) Subject to certain adjustments as specified in the Warrant Agreement, by and between Bardin Hill Partners (f/k/a Halcyon Capital Management LP) and the Issuer, filed by Bardin Hill Partners as Exhibit 4 to Amendment No. 4 to Schedule 13D on August 13, 2018 (the “Warrant Agreement”).

(7) Exercisable by holder on August 9, 2021.  Prior to such date, the Issuer can force mandatory exercise if the volume weighted average trading price of shares of Common Stock for each trading day during any 60 of the 90 prior trading days is equal to or greater than 175% of $7.50 per share of Common Stock, subject to adjustments as specified in the Warrant Agreement.

(8) Exercisable initially into 28,676 shares of Common Stock, which represents: 8,205 shares of Common Stock issuable upon exercise to HDML, 17,792 shares of Common Stock issuable upon exercise to HCN and 2,679 shares of Common Stock issuable upon exercise to Bardin Hill Master Fund, in each case, subject to adjustments as specified in the Warrant Agreement.

(9) The Reporting Person disclaims beneficial ownership of the shares reported herein, except to the extent of his pecuniary interest.

(10)  The Issuer has the option to convert all, but not less than all of the shares of Series B Convertible Preferred Stock (the “Series B Preferred Shares”) into shares of Common Stock at a conversion price of $7.50 per share, subject to adjustments, on any date on which the volume weighted average trading price of Common Stock for each trading day during any 60 of the prior 90 trading days is equal to or greater than 175% of $7.50 per share, subject to adjustments and certain terms and conditions, pursuant to the Certificate of Designations, filed by the Issuer as Exhibit 3.4 to the Quarterly Report on Form 10-Q filed by the Issuer on November 9, 2018 (the “Series B Certificate of Designations”).  The Issuer must convert all Series B Preferred Shares into shares of Common Stock at a conversion price of $7.50 on the earlier of (i) 10) business days following a FID Event (as defined in the Certificate of Designations) and (ii) the 10 year anniversary of the closing date under the Series B Purchase Agreement (the “Closing Date”), in each case, subject to adjustments, including for dividends, as specified in the Certificate of Designations.

(11) Represents 184 shares of Series B Preferred Shares issuable to Master Fund (comprised of 180 purchased for $1,000 per share and 4 paid as an origination fee), 1,142 Series B Preferred Shares issuable to HCN (comprised of 1,120 purchased for $1,000 per share and 22 paid as an origination fee) and 2,040 Series B Preferred Shares issuable to HDML (comprised of 200 purchased for $1,000 per share and 40 paid as as an origination fee), in each case, pursuant to that certain Series B Convertible Preferred Stock Purchase Agreement, by and among Master Fund, HCN, HDML and the Issuer, dated as of May 17, 2019 (the “Series B Purchase Agreement”) filed by Bardin Hill as Exhibit 11 to Amendment No. 8 to Schedule 13D on or about May 21, 2019 (the “13D Amendment”), and subject to certain adjustments as specified in the Certificate of Designations.

(12) Exercisable by holder before 5 p.m. Central Standard time on the third anniversary of the Closing Date. Prior to such date, the Issuer can force mandatory exercise if the volume weighted average trading price of shares of Common Stock for each trading day during any 60 of the 90 prior trading days is equal to or greater than 175% of $7.50 per share of Common Stock, subject to adjustments as specified in the Series B Warrant Agreement.

(13) Represents 3,770 Series B Warrants issuable to Master Fund; 20,111 Series B Warrants issuable to HCN; and 36,451 Series B Warrants issuable to HDML, in each case, with the Series B Preferred Shares pursuant to the Series B Purchase Agreement, exercisable initially into an equal number of shares of Common Stock, subject to adjustments as specified in the Series B Warrant Agreement.  The Series B Warrants are issuable with the Series B Preferred Shares for no additional consideration.